2016 SECOND QUARTER INTERIM REPORT
Financial and Operating Results
For the three and six month periods ended June 30, 2016
All dollar values are expressed in United States dollars unless otherwise stated

ø	Second quarter production averaged 11,472 Bopd (11,783 Bopd sales);

ø	Completed one direct sale tanker-lifting of TransGlobe's entitlement oil during the second quarter for proceeds of $16.9 million (all sale proceeds were collected during the quarter);

ø	Second quarter funds flow of $2.0 million;

ø	Held 706,577 barrels of entitlement crude production in inventory at quarter-end, including 503,697 barrels at West Gharib and 202,880 barrels at West Bakr (valued at cost);

ø	Second quarter net loss of $12.1 million;

ø	Spent $4.8 million on exploration and development during the quarter;

ø	Ended the quarter with positive working capital of $65.4 million (net of convertible debentures, which are now current liabilities), which includes cash and cash equivalents of $124.3 million;

ø	Announced a production recovery program to restore production to 13,000 to 14,000 Bopd by year-end;

ø	Drilled first (460 Bopd) and second oil wells in West Bakr South-K restricted area;

ø	Drilled 5 exploration wells to date, resulting in 2 discoveries (subsequent to quarter end);

ø	NWG 27 oil discovery, potential 18 million barrels of oil in place (preliminary internal estimate);

ø	NWG 38 oil discovery, potential 12 million barrels of oil in place (preliminary internal estimate); and

ø	Arta Red Bed field performance and new reservoir simulation model identifies infill locations and potential increased reserve recoveries of 2 to 4 million barrels (internally estimated).

A conference call to discuss TransGlobe's 2016 second quarter results as presented was held on Thursday, August 11, 2016 and can be accessed on the Company's website at http://www.trans-globe.com/investors/presentations-and-events.html

www.trans-globe.com

TSX: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2016	2015	% Change	2016	2015	% Change
Oil revenue	32,461	62,647	(48)	61,483	116,898	(47)
Oil revenue, net of royalties	19,786	33,960	(42)	37,213	63,533	(41)
Derivative loss on commodity contracts	698	—	100	956	688	39
Production and operating expense	10,640	14,188	(25)	23,761	29,653	(20)
Selling costs	47	806	(94)	875	3,897	(78)
General and administrative expense	4,125	6,019	(31)	7,648	13,937	(45)
Depletion, depreciation and amortization expense	8,083	12,397	(35)	18,099	23,921	(24)
Income taxes	2,683	2,750	(2)	3,661	5,939	(38)
Funds flow from operations[1]	2,026	6,991	(71)	(804)	3,703	(122)
Basic per share	0.03	0.09		(0.01)	0.05
Diluted per share	0.03	0.09		(0.01)	0.05
Net earnings	(12,050)	(12,580)	4	(28,299)	(23,777)	(19)
Net earnings - diluted	(12,050)	(12,580)	4	(28,299)	(23,777)	(19)
Basic per share	(0.17)	(0.17)		(0.39)	(0.32)
Diluted per share	(0.17)	(0.17)		(0.39)	(0.32)
Capital expenditures	4,837	22,337	(78)	9,102	36,438	(75)
Dividends paid	—	3,703	(100)	—	7,466	(100)
Dividends paid per share	—	0.05	(100)	—	0.10	(100)
Working capital[2]	65,413	178,743	(63)	65,413	178,743	(63)
Convertible debentures	70,639	74,421	(5)	70,639	74,421	(5)
Common shares outstanding
Basic (weighted-average)	72,206	74,236	(3)	72,206	74,747	(3)
Diluted (weighted-average)	72,206	74,236	(3)	72,206	74,747	(3)
Total assets	433,013	599,744	(28)	433,013	599,744	(28)

Operating
Average production volumes (Bopd)	11,472	15,064	(24)	11,765	14,976	(21)
Average sales volumes (Bopd)	11,783	14,251	(17)	12,955	13,567	(5)
Inventory (Bbls)	706,577	253,771	178	706,577	253,771	178
Average price ($ per Bbl)	30.27	48.31	(37)	26.08	47.60	(45)
Operating expense ($ per Bbl)	9.92	10.94	(9)	10.08	12.08	(17)
Notes:
[1] Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

[2] The Company's working capital is presented net of the convertible debentures in Q2-2016, as the convertible debentures are now current liabilities. Prior to 2016, the convertible debentures were non-current liabilities and therefore did not impact working capital.

2	Q2-2016

CORPORATE SUMMARY
TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 11,472 barrels of oil per day ("bopd") during the second quarter of 2016, which was consistent with the updated guidance provided in the most recent mid-quarter update.
The Company completed one direct sale tanker-lifting during the quarter, consisting of 516,901 barrels of entitlement crude oil. The tanker-lifting was sold to a third party buyer in May, and payment of $16.9 million was received on June 15. TransGlobe's third tanker lifting of 2016 is scheduled for September, and management is currently in discussions with EGPC regarding the timing of a lifting for the fourth quarter of 2016.
The Company commenced its 2016 drilling program during the second quarter, starting with the K-48 development well in the South-K field. The well encountered approximately 33 meters (108 feet) of net oil pay in the main Asl A formation, and was completed and placed on production in the second quarter with an initial production rate of approximately 460 Bopd. The drilling rig was subsequently moved to the North West Gharib concession to commence the 2016/2017 multi-well exploration drilling program and is scheduled to return to drill additional wells in South-K field in the third quarter.
In addition to the K-48 development well, two exploration wells were drilled during the quarter (NWG 29 and NWG 21). Both wells were plugged and abandoned. Subsequent to the quarter, the NWG 27 exploration well was drilled to a depth of 4,790 feet encountering the oil bearing Red Bed conglomerate overlying water bearing sandstone. Following acquisition of a down hole oil sample, the well was cased. Evaluation of recorded open hole log data is underway to identify additional drilling opportunities offsetting NWG 27. Also subsequent to the quarter, the well NWG 20 was drilled and abandoned. The drilling rig was moved to South-K field and drilled the K-51 development well. The rig will move to the first exploration wells in the South East Gharib concession next. Concurrently, the Company mobilized a second drilling rig to the NWG 38 prospect in July which was drilled to a depth of 5,244 feet. The well encountered 40 feet of net oil pay in a sandy/conglomerate Red Bed sequence and is being cased as a Red Bed oil well. Following NWG 38, the rig is moving to NWG 26 to test the structure to the west of the NWG 27 discovery. Drilling costs to date are trending 30% to 40% below plan due to better contract terms and optimized drilling programs.
During the second quarter, the Company finalized a production recovery plan ("PRP"), which incorporates two additional wells at South-K (West Bakr), 16+ recompletions, pump optimizations and facility upgrades at West Gharib and West Bakr, plus first production from the NWG 3 discovery in the fourth quarter. The Company is targeting a 2016 exit production rate of 13,000 to 14,000 bopd upon successful execution of the PRP.

It is estimated that total capital expenditures for 2016 will be approximately $33 million, down from preliminary guidance of $38 million as communicated in the mid-quarter update for the second quarter. The reduction in capital is primarily due to cost savings associated with the 2016 drilling program, optimization of the PRP program and facility project deferrals into 2017.

The Company also completed construction of a new geostatistical reservoir simulation model for the West Gharib Arta Red Bed (Lower Nukhul) pool during the quarter. Based on better than forecast pool production performance over the past two years and the simulation results management believes approximately two to four million barrels of additional oil will be recovered from the Arta Red Bed pool, representing a potential 7% to 14% increase in 2P corporate reserves (as of year-end 2015). Management is working with the Company’s independent reserve evaluator to confirm the reserve additions.

Dated Brent oil prices averaged $45.52 per barrel in the second quarter of 2016. TransGlobe's Gulf of Suez crude is sold at a quality discount to Dated Brent and received a blended price of $30.27 per barrel during the quarter. The Company achieved funds flow of $2.0 million during the second quarter, and ended the quarter with positive working capital of $65.4 million (net of convertible debentures, which are now current liabilities), which includes cash and cash equivalents of $124.3 million.

The Company experienced a net loss in the quarter of $12.1 million, which included a $4.3 million non-cash unrealized loss on convertible debentures. The $4.3 million loss on the convertible debentures represents a fair value adjustment in accordance with IFRS, but does not represent a cash loss or a change in the future cash outlay required to repay the convertible debentures.
Despite the low oil price environment, the Company remains in a strong financial position relative to many industry peers. Management believes that this positions the Company well from a strategic acquisitions perspective. During the first half of 2016 the Company reviewed and assessed several potential acquisitions that were all consistent with our strategy of diversifying our geopolitical risk profile. To date the Company has not been able to negotiate a transaction that meets its internal requirements for economic return expectations weighed against the risks inherent in the various targets. The Company will continue to focus on and pursue opportunities that possess favorable economics at lower oil prices.

Q2-2016	3

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the second quarter. The Company completed construction of a new geostatistical reservoir simulation model for the Arta Red Bed (Lower Nukhul) pool during the quarter. Based on better than forecast pool production performance over the past two years and the simulation results management believes approximately two to four million barrels of additional oil will be recovered from the Arta Red Bed pool, representing a potential 7% to 14% increase in 2P corporate reserves (as of year-end 2015). Management is working with the Company’s independent reserve evaluator to confirm the reserve additions. Additionally, two infill drilling opportunities were identified to recover additional reserves and increase production. A two-well development infill program is scheduled for the fourth quarter of 2016 or early 2017 depending on the timing of regulatory approvals. Current drilling costs are trending 30% to 40% lower than plan, therefore management expects that the wells can be drilled and equipped for production for less than $1 million per well. The wells are targeting a combined production increase of 600 to 800 Bopd.
In addition, several well recompletions are scheduled in the third and fourth quarters, as part of the production recovery plan announced June 22, 2016. The well recompletions will focus on low-cost, behind-pipe opportunities.
Production
Production from West Gharib averaged 7,264 Bopd to TransGlobe during the second quarter, a 6% (428 Bopd) decrease from the previous quarter, primarily due to natural declines and intentional reduced development/operations investment due to low oil prices.
Production averaged 6,754 Bopd during July.
Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from West Gharib during the quarter which resulted in an inventory build (under-lift) of 333,518 barrels in the quarter. As at quarter end, total crude entitlement inventory at West Gharib was 503,697 barrels.

Quarterly West Gharib Production (Bopd)	2016		2015
	Q-2	Q-1	Q-4	Q-3
Gross production rate	7,264	7,692	8,277	8,520
TransGlobe working interest	7,264	7,692	8,277	8,520
TransGlobe inventory held (lifted)	3,665	(3,837)	4,164	(1,278)
Total sales	3,599	11,529	4,113	9,798
Government share (royalties and tax)	3,599	3,817	4,113	4,237
TransGlobe sales (after royalties and tax)[1]	—	7,712	—	5,561
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the second quarter, the K-48 development well was drilled and cased as an Asl A oil well in the South-K field.  The K-48 well represents the first location of a low risk development drilling program in South-K field which had been delayed due to military access approval. The K-48 well encountered approximately 33 meters (108 feet) of net oil pay in the main Asl A formation. The well was completed and placed on production in the second quarter with an initial production rate of approximately 460 Bopd. The K-51 well has been drilled to TD and encountered an estimated 36.5 meters (120 feet) of net oil pay in the Asl A formation. The well will be completed and placed on production in September. Following K-51 the rig is scheduled to move to the South East Gharib concession for two exploration wells. Several recompletions are scheduled in the third and fourth quarters in the K and M fields targeting low cost, behind-pipe opportunities as part of the Company’s production recovery plan.
Production
Production from West Bakr averaged 4,208 Bopd to TransGlobe during the second quarter, a 4% (158 Bopd) decrease from the previous quarter, primarily due to natural declines and intentional reduced development/operations investment due to low oil prices.
Production averaged 4,600 Bopd during July.
Sales
TransGlobe's second tanker-lifting of 2016 was completed on May 2nd, and was comprised of 516,901 barrels of Ras Gharib blend, all of which was allocated to West Bakr entitlement crude. This lifting was sold at a price of May average Dated Brent less a differential of $13.99/bbl. The Company purchased a floor of $39.00/Bbl (Dated Brent) for May on 550,000 barrels to protect the pricing received on this lifting. As at the end of the second quarter, TransGlobe held 202,880 barrels of West Bakr entitlement oil as inventory.

4	Q2-2016

Quarterly West Bakr Production (Bopd)	2016		2015
	Q-2	Q-1	Q-4	Q-3
Gross production rate	4,208	4,366	5,077	5,760
TransGlobe working interest	4,208	4,366	5,077	5,760
TransGlobe inventory held (lifted)	(3,976)	1,768	2,056	2,333
Total sales	8,184	2,598	3,021	3,427
Government share (royalties and tax)	2,504	2,598	3,021	3,427
TransGlobe sales (after royalties and tax)[1]	5,680	—	—	—
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, South West Gharib and South East Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
TransGlobe’s 2016 drilling program will test 18 exploration prospects in the Eastern Desert (NWG, SWG and SEG) to complete the entire remaining work commitments for Phase 1 exploration in these blocks. The prospects range in size from 2 million to 16 million barrels of recoverable resource (internally estimated P-mean, un-risked) with an individual estimated chance of success ranging from 11% to 42%. The 2016 exploration drilling program is targeting a total risked undiscovered resource potential of between 8 and 26 million barrels (on a P-50 and P-mean basis, respectively).
To date, the Company has drilled 5 of 12 exploration wells scheduled for NWG in 2016, resulting in 2 oil discoveries (NWG 27 & NWG 38) and 3 dry holes (NWG 29, NWG 21 & NWG 20) representing a 40% success rate to date.

2016 Exploration Wells to Date
Sequence	Prospect	Play Type	Total Depth (feet)	Results	AFE dry hole ($000)	Actual ($000)
1	NWG 29	Miocene Clastics	9,210	D&A	1,519	1,122
2	NWG 21	Red Bed	5,245	D&A	830	483
3	NWG 27	Red Bed	4,790	Oil / Cased	826	734
4	NWG 20	Red Bed	4,235	D&A	804	539
5	NWG 38	Red Bed	5,244	Oil / Cased	876	~770
The third exploration well (NWG 27) targeted the Nukhul/Red Bed reservoirs in the northern portion of the concession. The well encountered a thick (215 feet) Red Bed section with approximately 55 feet of net oil pay above the oil water contact in a 90 foot conglomerate sequence which overlays a 125 foot high quality sandstone. A wireline (MDT) oil sample was recovered above the oil water contact prior to casing the well. The oil sample was 23.5 API, which is lighter oil than typically encountered in the West Gharib area. Several up-dip and structurally higher appraisal locations could be drilled in early 2017 to test the entire Red Bed section above the oil water contact, subject to permits and approvals. These locations could have the entire Red Bed section within the oil column resulting in prolific production rates similar to the Arta pool. The NWG 27 structure as currently mapped could hold up to 18 million barrels of oil in place based on internal, deterministic estimates. Additional drilling and testing will be required to validate the current mapping and reservoir extent. This oil discovery is very significant as it has de-risked a number of prospects in the northern area of the license now that oil bearing Red Bed reservoir has been found in a thick sequence.
Following the NWG 20 well the drilling rig moved to West Bakr to drill a South-K development well (K-51). Following K-51 the rig will move to the South East Gharib concession to drill SEG 1, the first of two planned exploration wells at SEG.
Concurrently, the Company mobilized a second drilling to the NWG 38 prospect in July.
The fifth exploration well (NWG 38) was targeting a Red Bed prospect. The well encountered a thick (98 feet) Red Bed section with approximately 40 net feet of oil pay in a sandy/conglomerate sequence. An oil sample was recovered above the oil water contact and sent to the lab for further analysis. Several up-dip and structurally higher appraisal locations could be drilled in early 2017 to test the entire Red Bed section above the oil water contact, subject to permits and approvals. The NWG 38 structure as currently mapped could hold up to 12 million barrels of oil in place based on internal, deterministic estimates. Additional drilling and testing will be required to validate the current mapping and reservoir extent. The well is being cased as a future producer, following which the rig will move to the NWG 26 prospect to test a Red Bed structure to the west of the NWG 27 discovery.
To date, all of the Red Bed wells have encountered good quality sand/conglomerate validating the Company’s current Red Bed depositional model and reducing one of the primary risks of the play type. The Company is evaluating 10 additional lead areas that could result in additional Red Bed prospects which were contingent on sand presence in the respective areas.
Based on drilling costs to date, well costs are trending 30% to 40% below budget due to better contract terms and optimized drilling programs, with Red Bed wells (D&A) costing ~$0.5 million per well versus pre-drill estimates of $0.8 million per well.
As the 2016 exploration program is completed, new discoveries, including the three discoveries made in 2014, will be brought forward as development lease applications for production beginning in Q4-2016 and into 2017.
The Company recently negotiated a six-month extension to the first exploration phase at NW Gharib to May 2017. The extension provides additional flexibility to complete the remaining Phase 1 drilling commitments in the Eastern Desert. If the Company elects to enter the second exploration period, the six month extension period becomes part of the second exploration period (2 year period) which expires in November 2018.
Prior to entering the second exploration period on NWG, SWG and SEG, the Company must relinquish 25% of the respective concession areas and post a performance bond for the respective second period work commitment. If the Company chooses to not enter the second exploration period, the Company is required to relinquish all remaining lands in the respective concession areas that have not been converted to development leases.

Q2-2016	5

WESTERN DESERT
South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
During the quarter, the Company re-engaged with the Minister of Oil and EGPC to advance discussions on gaining access to its South Alamein concession to develop the existing Boraq 2 discovery (see press release of July 3, 2012) and drill exploration prospects defined by 3-D seismic on the concession. It is hoped this issue will be resolved such that development of the South Alamein Boraq discovery can be moved forward to development during 2017.
The South Alamein concession remains suspended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company has met all financial commitments at South Ghazalat for the first exploration phase, and is targeting to have a drill-ready prospect inventory prepared during 2016, which could be drilled (two wells) in 2017.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
The NW Sitra concession is located in the Western Desert immediately to the west of the Company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company is preparing a tender to acquire a 300+ square kilometers of 3-D seismic data in 2017.

6	Q2-2016

MANAGEMENT'S DISCUSSION AND ANALYSIS
August 9, 2016
The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the Company for the three and six months ended June 30, 2016 and 2015 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2015 included in the Company’s annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases or decreases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserve estimates, management’s expectation for results of operations for 2016, including expected 2016 average production, funds flow from operations, the capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Q2-2016	7

DIVIDENDS
The Company suspended its quarterly dividend effective March 8, 2016, and will evaluate its ability to reinstate a dividend program on a quarterly basis.
MANAGEMENT STRATEGY AND OUTLOOK
The Q3-2016 outlook provides information as to management’s expectation for results of operations for Q3-2016. Readers are cautioned that the Q3-2016 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to commodity prices and fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in Egypt, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
Q3-2016 Outlook
It is expected that Q3-2016 production will average approximately 11,400 Bopd.  Funds flow in any given period will be dependent upon the timing of crude oil tanker-liftings and the market price of the crude sold. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2016. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings. To date, the Company has sold two and one third tanker-liftings in 2016. One lifting of 544,042 barrels of entitlement crude oil was sold in February at February Dated Brent less a quality differential of $14.05/bbl, and another lifting of 516,901 barrels of entitlement crude oil was sold in May at May Dated Brent less a quality differential of $13.99/bbl. An additional 157,790 barrels of entitlement oil were swapped through EGPC during the first quarter in a cash transaction at an equivalent price of $28.52/bbl which netted the Company $4.5 million.
Production Recovery

During the second quarter, the Company finalized a production recovery plan ("PRP"), which incorporates two additional wells at K-South (West Bakr), 16+ recompletions, pump optimizations and facility upgrades at West Gharib and West Bakr, plus first production from the NWG 3 discovery in the fourth quarter. The majority of the PRP work program is scheduled for September through December with a targeted 2016 exit production rate of 13,000 to 14,000 Bopd.

2016 Capital Budget
To the end of Q2-2016 the Company had spent $9.1 million on capital expenditures (inclusive of capitalized G&A). Capital spending is expected to increase in the second half of the year, as the Company added a second drilling rig in late July and plans to execute on the PRP in September through December. The Company plans to drill 16 exploration wells and deliver the PRP which includes two development wells, up to 16 recompletions and associated facility/development projects. In total, the Company anticipates that capital expenditures will amount to approximately $33 million (~$37 million inclusive of capitalized G&A) in 2016.
The Company also continues to actively pursue opportunities to grow through strategic acquisitions. The oil price downturn that began in 2014 has created potential opportunities in the market. TransGlobe is committing significant internal resources to examining these opportunities in 2016.
NON-GAAP FINANCIAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three Months Ended June 30		Six Months Ended June 30
($000s)	2016	2015	2016	2015
Cash flow from operating activities	6,011	24,323	7,437	42,371
Changes in non-cash working capital	(3,985)	(17,332)	(8,241)	(38,668)
Funds flow from operations[1]	2,026	6,991	(804)	3,703
[1]   Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

8	Q2-2016

Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil exploration and production company whose activities are concentrated in the Arab Republic of Egypt (“Egypt”).

SELECTED QUARTERLY FINANCIAL INFORMATION

	2016		2015				2014
(000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Bopd)	11,472	12,058	13,425	14,683	15,064	14,886	15,172	15,109

Inventory volumes (Bbl)	706,577	734,872	923,106	350,869	253,325	179,730	—	13,025
Average sales volumes (Bopd)	11,783	14,126	7,205	13,620	14,251	12,876	15,139	15,132
Average price ($/Bbl)	30.27	22.58	32.38	39.35	48.31	46.82	66.41	88.59
Oil sales	32,461	29,022	21,460	49,307	62,647	54,251	92,488	123,317
Oil sales, net of royalties	19,786	17,427	3,979	24,700	33,960	29,573	52,340	67,848
Cash flow from operating activities	6,011	1,426	6,414	28,741	24,323	18,048	113,422	(3,123)
Funds flow from operations[1]	2,026	(2,830)	(11,108)	(1,497)	6,991	(3,288)	15,932	28,885
Funds flow from operations per share
- Basic	0.03	(0.04)	(0.15)	(0.02)	0.09	(0.04)	0.21	0.38
- Diluted	0.03	(0.04)	(0.15)	(0.02)	0.09	(0.04)	0.19	0.35
Net earnings (loss)	(12,050)	(16,249)	(35,255)	(46,568)	(12,580)	(11,197)	(50,571)	19,162
Net earnings (loss) - diluted	(12,050)	(16,249)	(35,255)	(54,159)	(12,580)	(13,577)	(63,384)	14,934
Net earnings per share
- Basic	(0.17)	(0.23)	(0.49)	(0.64)	(0.17)	(0.15)	(0.67)	0.26
- Diluted	(0.17)	(0.23)	(0.49)	(0.68)	(0.17)	(0.17)	(0.77)	0.18
Dividends paid	—	—	1,805	3,594	3,703	3,763	3,762	3,761
Dividends paid per share	—	—	0.025	0.05	0.05	0.05	0.05	0.05

Total assets	433,013	441,624	455,500	501,808	599,744	614,345	654,058	720,306
Cash and cash equivalents	124,308	122,031	126,910	126,874	122,961	126,101	140,390	77,939
Convertible debentures	70,639	66,506	63,848	65,682	74,421	65,511	69,093	83,229
Debt-to-funds flow ratio[2]	(5.3)	(7.9)	(7.2)	3.6	1.5	0.8	0.6	0.6
[1]   Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

[2]   Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the second quarter of 2016, TransGlobe:

•	Maintained a strong balance sheet, reporting positive working capital of $65.4 million (including cash and cash equivalents of $124.3 million) at June 30, 2016;

•	Reported a net loss of $12.1 million, which includes a $4.3 million unrealized non-cash loss on convertible debentures;

•	Experienced an increase in oil sales compared to Q1-2016 primarily as a result of a 34% increase in realized oil prices during the second quarter;

•
Achieved positive funds flow from operations of $2.0 million, which is a significant achievement in the current oil price environment. Reduced operating costs and cash general and administrative costs as compared to prior periods were the main contributors to achieving positive funds flow;

•	Held 503,697 barrels of West Gharib and 202,880 barrels of West Bakr entitlement oil as inventory at quarter end; and

•	Spent $4.8 million on capital programs, which was funded entirely with funds flow from operations and cash on hand.

Q2-2016	9

2016 TO 2015 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q2-2015 net earnings (loss)	(12,580)	(0.17)
Cash items
Volume variance	(5,427)	(0.09)	42
Price variance	(24,759)	(0.34)	197
Royalties	16,012	0.22	(127)
Expenses:
Production and operating	3,548	0.05	(28)
Selling costs	759	0.01	(6)
Cash general and administrative	1,527	0.02	(12)
Exploration	6	—	—
Current income taxes	4,052	0.06	(32)
Realized foreign exchange gain (loss)	11	—	—
Realized derivative gain (loss)	(698)	(0.01)	6
Interest on long-term debt	41	—	—
Other income	4	—	—
Total cash items variance	(4,924)	(0.08)	40
Non-cash items
Unrealized foreign exchange gain (loss)	1,207	0.02	(10)
Depletion, depreciation and amortization	4,314	0.06	(34)
Unrealized gain (loss) on financial instruments	3,468	0.05	(28)
Stock-based compensation	496	0.01	(4)
Deferred income taxes	(3,985)	(0.06)	32
Deferred lease inducement	(129)	—	1
Amortization of deferred financing costs	83	—	(1)
Total non-cash items variance	5,454	0.08	(44)
Q2-2016 net earnings (loss)	(12,050)	(0.17)	(4)
TransGlobe recorded a net loss of $12.1 million in Q2-2016 compared to a net loss of $12.6 million in Q2-2015. The negative cash earnings impact of significantly lower oil prices and reduced sales volumes totaled $30.2 million in aggregate compared to Q2-2015, which was partially offset by decreased royalties and current income taxes of $20.1 million. The Company achieved cost reductions related to production and operating expenses of $3.5 million in Q2-2016 primarily as a result of a decrease in oil treating fees, fuel costs and well servicing costs in Egypt. Furthermore, the Company experienced operating cost savings of $1.4 million in Q2-2016 versus Q2-2015 resulting from the relinquishment of its interests in Yemen in 2015. Cash general and administrative expenses were also reduced in Q2-2016 compared to Q2-2015, resulting in a positive earnings variance of $1.5 million. This reduction was principally due to a reduction in salaries and benefits, insurance and professional fees, along with a weaker Canadian dollar and Egyptian pound in Q2-2016 compared to Q2-2015.
The largest non-cash positive earnings variance item in Q2-2016 compared to Q2-2015 relates to depletion, depreciation and amortization, which created a positive earnings swing of $4.3 million. The 2015 impairment loss caused a significant reduction in the accounting basis of the Company's petroleum properties, resulting in a lower depletable cost base and therefore lower depletion expense. The mark-to-market adjustment on the convertible debentures created a $3.5 million positive earnings variance, while a further $1.2 million positive variance was caused by the unrealized foreign exchange gain.
BUSINESS ENVIRONMENT
The Company’s financial results can be significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2016		2015
	Q-2	Q-1	Q-4	Q-3	Q-2
Dated Brent average oil price ($/Bbl)	45.52	33.70	43.56	50.25	61.69
U.S./Canadian Dollar average exchange rate	1.289	1.375	1.335	1.309	1.230

The price of Dated Brent oil averaged 35% higher in Q2-2016 compared with Q1-2016. All of the Company’s production is priced based on Dated Brent and shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing

10	Q2-2016

oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices. If oil prices are sufficiently low and the Ras Gharib/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSC and any eligible extension periods.
Egypt has been experiencing significant political changes over the past five years. While this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company experienced delays in the collection of accounts receivable from the Egyptian government up to the end of 2013. Since the end of 2013, the Company has collected a total of $335.1 million from EGPC, reducing the balance due from EGPC to $14.9 million as at June 30, 2016. The Company's credit risk, as it relates to EGPC, has now been effectively eliminated due to the significant collections from EGPC combined with the 30-day collection cycle that the Company now enjoys as a result of direct marketing to third party international buyers who are required to post irrevocable letters of credit to support the sales prior to the cargo liftings.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Egypt	11,472	15,064	11,765	14,885
Yemen	—	—	—	91
Total Company	11,472	15,064	11,765	14,976

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Egypt	11,783	14,251	12,955	13,483
Yemen	—	—	—	84
Total Company	11,783	14,251	12,955	13,567

Netback

Egypt - accounting netback
	Six Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	61,483	26.08	116,288	47.65
Royalties	24,270	10.29	53,734	22.02
Current taxes	6,670	2.83	14,380	5.89
Production and operating expenses	23,761	10.08	25,778	10.56
Selling costs	875	0.37	3,897	1.60
Netback	5,907	2.51	18,499	7.58

	Three Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	32,461	30.27	62,872	48.48
Royalties	12,675	11.82	28,694	22.13
Current taxes	3,495	3.26	7,563	5.83
Production and operating expenses	10,640	9.92	12,778	9.85
Selling costs	47	0.04	806	0.62
Netback	5,604	5.23	13,031	10.05
The netback per Bbl in Egypt decreased 48% and 67%, respectively, in the three and six months ended June 30, 2016 compared with the same periods of 2015. The decreased netbacks were principally the result of a reduction in realized oil prices of 38% and 45%, respectively, in the three and six months ended June 30, 2016 compared with the same periods of 2015.

Q2-2016	11

Production and operating expenses decreased by $2.1 million and $2.0 million, respectively, in the three and six months ended June 30, 2016 compared to the same periods of 2015. This is principally the result of reduced activity levels combined with the Company's efforts to achieve cost efficiencies in a lower oil price environment. The most significant cost efficiencies were achieved in the areas of oil treating fees, fuel costs and well servicing. These cost savings have translated into a reduction in operating costs per bbl of 5% for the six months ended June 30, 2016 as compared to the same period in 2015. Operating costs per bbl for the three months ended June 30, 2016 are relatively consistent with the same period in 2015. Selling costs were 94% and 77% lower, respectively, on a per Bbl basis in the three and six months ended June 30, 2016 as compared to the same periods in 2015, creating a positive impact on current period netbacks. The Company incurred selling costs (mainly transportation and marketing fees) of $0.09 per bbl on its Q2-2016 cargo lifting, whereas selling costs on the Q2-2015 lifting amounted to $1.29 per bbl.
Royalties and taxes as a percentage of revenue were 50% for each of the three and six month periods ended June 30, 2016 compared with 58% and 59%, respectively, for the same periods of 2015. Royalties and taxes are settled on a production basis, so the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If all crude oil had been sold in the period in which it was produced for the first six months of 2016, royalties and taxes as a percentage of revenue would have been 51% and 55%, respectively, for the three and six months ended June 30, 2016. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government. Unrecovered costs during the period are carried forward to future quarters for recovery, should prices/revenue increase.
The average selling price during the three months ended June 30, 2016 was $30.27/Bbl, which was $15.25/Bbl lower than the average Dated Brent oil price of $45.52/Bbl for the period (Q2-2015 - $61.69/Bbl). The difference is due to a gravity/quality adjustment and is also impacted by the timing of the direct sale.

Egypt - notional netback
	Six Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)[1]	$	$/Bbl	$	$/Bbl
Oil sales	56,377	26.33	128,378	47.65
Royalties	24,270	11.33	53,734	19.94
Current taxes	6,670	3.12	14,380	5.34
Production and operating expenses	22,018	10.28	28,519	10.59
Selling costs	707	0.33	4,311	1.60
Netback	2,712	1.27	27,434	10.18
1 It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

	Three months ended June 30
	2016		2015
(000s, except per Bbl amounts)[1]	$	$/Bbl	$	$/Bbl
Oil sales	31,600	30.27	66,458	48.48
Royalties	12,675	12.14	28,694	20.93
Current taxes	3,495	3.35	7,563	5.52
Production and operating expenses	10,719	10.27	13,682	9.98
Selling costs	44	0.04	850	0.62
Netback	4,667	4.47	15,669	11.43
1 It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	8,041	3.41	14,843	6.04
Stock-based compensation	1,546	0.66	2,573	1.05
Capitalized G&A	(1,939)	(0.82)	(3,479)	(1.42)
G&A (net)	7,648	3.25	13,937	5.67

12	Q2-2016

	Three Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	3,909	3.65	6,525	5.03
Stock-based compensation	1,124	1.05	1,620	1.25
Capitalized G&A	(908)	(0.85)	(2,126)	(1.64)
G&A (net)	4,125	3.85	6,019	4.64
G&A expenses (net) for the three and six months ended June 30, 2016 decreased 31% and 45%, respectively, as compared with the same periods in 2015 (17% and 43% decrease, respectively, on a per bbl basis). G&A (gross) was elevated in the first half of 2015 principally due to staffing alignment expenditures, and the Company is now realizing the cost savings associated with the structural staffing changes made in 2015. The Company also achieved substantial reductions in insurance costs and professional/consulting fees for the three and six months ended June 30, 2016, as compared with the same periods in 2015.
The per Bbl amounts are presented on a sales basis, and are therefore impacted by the timing of sales. If all crude oil was sold in the same period it was produced for the first two quarters of the year, G&A (gross) per bbl would have been $3.74 and $3.76, respectively, for the three and six months ended June 30, 2016, representing a 40% and 46% decrease, respectively, as compared to the same periods in 2015.
Equity-settled stock-based compensation expense for the three and six months ended June 30, 2016 decreased $0.2 million and $0.5 million, respectively, as compared with the same periods in 2015 which is mainly the result of a decrease in the fair value of stock options granted in 2016 as compared to 2015. Cash-settled stock-based compensation expense for the three and six months ended June 30, 2016 decreased $0.3 million and $0.5 million, respectively, as compared with the same periods in 2015. The decrease in cash-settled stock-based compensation is mostly due to a lower share price as at June 30, 2016 as compared to June 30, 2015.
FINANCE COSTS
Finance costs for the three and six months ended June 30, 2016 were $1.5 million and $2.9 million, respectively (2015 - $1.6 million and $3.3 million, respectively). Interest expense on the convertible debentures for the three and six-month periods ended June 30, 2016 were $1.1 million and $2.2 million, respectively (2015 - $1.2 million and $2.4 million, respectively). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility as at June 30, 2016 compared to June 30, 2015.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2016	2015	2016	2015
Interest expense	$1,313	$1,354	$2,584	$2,793
Amortization of deferred financing costs	143	226	301	462
Finance costs	$1,456	$1,580	$2,885	$3,255
The Company had no long-term debt outstanding under the Borrowing Base Facility as at June 30, 2016 (June 30, 2015 - $nil). As at June 30, 2016 the borrowing base available to the Company was $37.2 million (June 30, 2015 - $71.0 million). The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility, and the term of the facility extends to December 31, 2017.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$13.63 per common share. The debentures were not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.04 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	17,855	7.57	23,704	9.71
Corporate	244	—	217	—
	18,099	7.68	23,921	9.74

Q2-2016	13

	Three Months Ended June 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	7,961	7.42	12,288	9.48
Corporate	122	—	109	—
	8,083	7.54	12,397	9.56
In Egypt, DD&A decreased 35% and 25%, respectively, on a per Bbl basis in the three and six months ended June 30, 2016 compared to the same periods in 2015. This decrease is primarily related to a lower depletable cost base, which is the result of impairment losses booked in 2015, along with a 52% reduction in future development costs.
CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2016	2015
Egypt	9,102	36,302
Corporate	—	136
Total	9,102	36,438
In Egypt, total capital expenditures in the first six months of 2016 were $9.1 million (2015 - $36.3 million). The Company's 2016 drilling program commenced in the second quarter of the year. The Company drilled three wells in Q2-2016 (one development well at West Bakr and two exploration wells at NW Gharib). The development well at West Bakr was brought on production in early June at a rate of 460 bopd. The two NW Gharib exploration wells were plugged and abandoned. Subsequent to the end of the second quarter, the Company drilled three exploration wells, resulting in two oil discoveries and one dry hole.
In addition to capital costs associated with the drilling program, the Company incurred annual land costs of $0.5 million associated with its exploration concessions, and spent $0.9 million on facilities construction and improvements. Workovers contributed $0.2 million to the Company's capital spending, and the Company capitalized $1.9 million of G&A costs related to capital projects.

OUTSTANDING SHARE DATA
As at June 30, 2016, the Company had 72,205,369 common shares issued and outstanding and 6,145,953 stock options issued and outstanding, which are exercisable in accordance with their terms into an equal number of common shares of the Company.
NORMAL COURSE ISSUER BID
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. The NCIB, which commenced on March 31, 2015 and terminated on March 30, 2016, provided the Company with the right to acquire up to 6,207,585 common shares, which was equal to 10% of the public float. During 2015, the Company repurchased and cancelled 3,103,792 common shares under the NCIB. No common shares were repurchased under the NCIB during the first quarter of 2016. The Company has not renewed the NCIB.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. As a direct result of a lower oil price environment, TransGlobe’s debt-to-funds flow from operations ratio has deteriorated significantly since late 2014, and was negative at June 30, 2016 as a result of negative funds flow for the trailing 12 months. The Company's debt-to-funds flow from operations ratio will continue to experience downward pressure until oil prices improve. Despite the deterioration of this particular ratio, the Company remains in a relatively strong financial position due to prudent capital resource management. TransGlobe's management will continue to steward capital programs and focus on cost reductions in order to maintain as much balance sheet strength as possible through the current low oil price environment.

14	Q2-2016

The table below illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2016 and 2015:

Sources and Uses of Cash
	Six Months Ended June 30
($000s)	2016	2015
Cash sourced
Funds flow from operations[1]	(804)	3,703
Transfer from restricted cash	289	—
Exercise of stock options	—	208
	(515)	3,911
Cash used
Capital expenditures	9,102	36,438
Dividends paid	—	7,466
Transfer to restricted cash	—	1
Purchase of common shares	—	9,031
Finance costs	2,530	2,738
Other	1,027	1,125
	12,659	56,799
	(13,174)	(52,888)
Changes in non-cash working capital	10,572	35,459
Increase (decrease) in cash and cash equivalents	(2,602)	(17,429)
Cash and cash equivalents – beginning of period	126,910	140,390
Cash and cash equivalents – end of period	124,308	122,961
[1]  Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by cash on hand. The Company expects to fund its 2016 exploration and development program including contractual commitments through the use of working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At June 30, 2016, the Company had working capital of $65.4 million (December 31, 2015 - $153.8 million). The decrease to working capital in Q2-2016 is principally due to the reclassification of the convertible debt to current liabilities. Since the maturation of the convertible debentures is within one year of the balance sheet date, they must now be presented as current liabilities, which has a significant impact on the Company's working capital balance. The Company's working capital has also been negatively impacted by reduced oil prices. The Company now has a very manageable receivable balance of $14.9 million due from EGPC, and enjoys a 30-day cash collection cycle on directly marketed crude oil sales to third party international buyers who are required to post irrevocable letters of credit to support the sales prior to the cargo liftings, which has significantly reduced the Company's credit risk profile. The Company's second cargo lifting of the year was completed in May and proceeds from the lifting were received in June. TransGlobe's third tanker-lifting of 2016 is scheduled for September, and management is currently negotiating the timing of a lifting for the fourth quarter of 2016 with EGPC. As at June 30, 2016, the Company held 706,577 barrels of entitlement oil as inventory.
To date, the Company has experienced no difficulties with transferring funds abroad.
At June 30, 2016, TransGlobe had $37.2 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $23.0 million in the form of letters of credit primarily to support its work commitments under the Egyptian PSCs signed in 2013.

Q2-2016	15

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	17,795	17,795	—	—	—
liabilities
Convertible debentures	Yes-Liability	70,639	70,639	—	—	—
Office, equipment and drilling rig leases	No	5,071	2,040	1,607	1,424	—
Minimum work commitments[3]	No	25,335	15,571	9,764	—	—
Total		118,840	106,045	11,371	1,424	—

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at June 30, 2016 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($8.8 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had expended $26.2 million towards meeting that commitment. The Company has received a six month extension to the initial exploration period, which now extends to May 7, 2017.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($2.0 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had expended $5.5 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($4.8 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had expended $5.2 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($9.8 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at June 30, 2016, the Company had expended $0.2 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2016.
DERIVATIVE COMMODITY CONTRACTS
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.
In Q2-2016, the Company purchased a financial floor derivative commodity contract at a cost of $0.7 million to protect the pricing received on its second quarter cargo lifting. The cost of this contract has been presented as a realized loss on derivative commodity contracts in this interim report. As there were no outstanding derivative commodity contracts at June 30, 2016 or December 31, 2015, no assets or liabilities have been recognized on the Consolidated Balance Sheets for the respective periods.
The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

16	Q2-2016

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q2-2016	17

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Six months ended
		June 30		June 30
	Notes	2016	2015	2016	2015

REVENUE
Oil sales, net of royalties	4	$19,786	$33,960	$37,213	$63,533
Finance revenue	5	137	133	374	276
		19,923	34,093	37,587	63,809

EXPENSES
Production and operating		10,640	14,188	23,761	29,653
Selling costs	6	47	806	875	3,897
General and administrative		4,125	6,019	7,648	13,937
Foreign exchange (gain) loss		(45)	1,173	5,346	(3,884)
Finance costs	5	1,456	1,580	2,885	3,255
Exploration		—	6	—	27
Depletion, depreciation and amortization		8,083	12,397	18,099	23,921
Realized derivative loss on commodity contracts		698	—	956	688
Unrealized (gain) loss on financial instruments	12	4,286	7,754	2,655	10,153
		29,290	43,923	62,225	81,647

Earnings (loss) before income taxes		(9,367)	(9,830)	(24,638)	(17,838)
Income tax expense (recovery) - current		3,495	7,547	6,670	14,422
- deferred		(812)	(4,797)	(3,009)	(8,483)
		2,683	2,750	3,661	5,939
NET EARNINGS (LOSS) AND COMPREHENSIVE
INCOME (LOSS) FOR THE PERIOD		$(12,050)	$(12,580)	$(28,299)	$(23,777)

Earnings (loss) per share	16
Basic		$(0.17)	$(0.17)	$(0.39)	$(0.32)
Diluted		$(0.17)	$(0.17)	$(0.39)	$(0.32)
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

18	Q2-2016

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2016	December 31, 2015

ASSETS
Current
Cash and cash equivalents	7	$124,308	$126,910
Accounts receivable		15,626	22,929
Prepaids and other		1,955	3,206
Product inventory	8	11,958	17,287
		153,847	170,332
Non-Current
Restricted cash		571	860
Deferred financing costs	11	422	724
Intangible exploration and evaluation assets	9	126,282	122,020
Property and equipment
Petroleum properties	10	147,136	156,597
Other assets	10	4,755	4,967
		$433,013	$455,500

LIABILITIES
Current
Accounts payable and accrued liabilities		$17,795	$16,497
Convertible debentures	12	70,639	—
		88,434	16,497
Non-Current
Convertible debentures	12	—	63,848
Deferred taxes		—	3,009
Other long-term liabilities		425	462
		88,859	83,816

SHAREHOLDERS' EQUITY
Share capital	14	152,084	152,084
Contributed surplus		22,167	21,398
Retained earnings		169,903	198,202
		344,154	371,684
		$433,013	$455,500
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

Q2-2016	19

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six months ended
		June 30		June 30
	Notes	2016	2015	2016	2015

Share Capital
Balance, beginning of period	14	$152,084	$164,305	$152,084	$164,006
Purchase of common shares	14	—	(9,031)	—	(9,031)
Stock options exercised	14	—	—	—	208
Transfer from contributed surplus on exercise of options	14	—	—	—	91
Balance, end of period		$152,084	$155,274	$152,084	$155,274

Contributed Surplus
Balance, beginning of period		$21,824	$20,104	$21,398	$19,427
Stock-based compensation expense	15	343	548	769	1,316
Transfer to share capital on exercise of options		—	—	—	(91)
Balance, end of period		$22,167	$20,652	$22,167	$20,652

Retained Earnings
Balance, beginning of period		$181,953	$301,707	$198,202	$316,667
Net earnings (loss) and total comprehensive income (loss)		(12,050)	(12,580)	(28,299)	(23,777)
Dividends		—	(3,703)	—	(7,466)
Balance, end of period		$169,903	$285,424	$169,903	$285,424
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

20	Q2-2016

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six months ended
		June 30		June 30
	Notes	2016	2015	2016	2015
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings (loss) for the period		$(12,050)	$(12,580)	$(28,299)	$(23,777)
Adjustments for:
Depletion, depreciation and amortization		8,083	12,397	18,099	23,921
Deferred lease inducement		(24)	(153)	(51)	(52)
Stock-based compensation		1,124	1,620	1,546	2,573
Finance costs	5	1,456	1,580	2,885	3,255
Income tax expense		2,683	2,750	3,661	5,939
Unrealized (gain) loss on financial instruments	12	4,286	7,754	2,655	10,153
Unrealized (gain) loss on foreign currency translation		(37)	1,170	5,370	(3,887)
Income taxes paid		(3,495)	(7,547)	(6,670)	(14,422)
Changes in non-cash working capital	17	3,985	17,332	8,241	38,668
Net cash generated by (used in) operating activities		6,011	24,323	7,437	42,371

INVESTING
Additions to intangible exploration and evaluation assets	9	(2,633)	(13,660)	(4,262)	(20,142)
Additions to petroleum properties	10	(2,071)	(8,413)	(4,384)	(15,780)
Additions to other assets	10	(133)	(264)	(456)	(516)
Changes in restricted cash		290	—	289	(1)
Changes in non-cash working capital	17	1,117	7,639	2,331	(3,209)
Net cash generated by (used in) investing activities		(3,430)	(14,698)	(6,482)	(39,648)

FINANCING
Issue of common shares for cash	14	—	—	—	208
Purchase of common shares	14	—	(9,031)	—	(9,031)
Interest paid		(183)	(160)	(2,530)	(2,738)
Dividends paid		—	(3,703)	—	(7,466)
Increase (decrease) in other long-term liabilities		—	126	—	—
Net cash generated by (used in) financing activities		(183)	(12,768)	(2,530)	(19,027)
Currency translation differences relating to cash and cash equivalents		(121)	3	(1,027)	(1,125)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,277	(3,140)	(2,602)	(17,429)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		122,031	126,101	126,910	140,390

CASH AND CASH EQUIVALENTS, END OF PERIOD		$124,308	$122,961	$124,308	$122,961
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2016	21

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at June 30, 2016 and December 31, 2015 and for the periods ended June 30, 2016 and 2015
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of June 30, 2016. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2015 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 9, 2016.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2015.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

3. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2016		December 31, 2015
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$124,308	$124,308	$126,910	$126,910
Loans and receivables	16,197	16,197	23,789	23,789
Financial liabilities at fair value through profit or loss	70,639	70,639	63,848	63,848
Other liabilities	17,795	17,795	16,497	16,497
Assets and liabilities at June 30, 2016 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

22	Q2-2016

Credit risk
Credit risk is the risk of loss if the counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company extends unsecured credit to the Egyptian General Petroleum Corporation ("EGPC") and therefore the collection of amounts from EGPC may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the EGPC. The political transition and resultant economic malaise in the country that began in 2011 resulted in irregular collection of accounts receivable from EGPC and generally a larger receivable balance, which increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all receivables outstanding from EGPC.
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed three separate direct crude shipments to third party buyers in 2015, and two shipments during the first six months of 2016. Buyers are generally required to post irrevocable letters of credit to support the sales prior to the cargo liftings. TransGlobe's credit risk has been reduced substantially as a result of the direct sale of its crude oil to third parties.

(000s)
Trade receivables at June 30, 2016
Neither impaired nor past due	$—
Impaired (net of valuation allowance)
Not impaired and past due in the following period:
Within 30 days	—
31-60 days	—
61-90 days	—
Over 90 days	15,626
4. OIL REVENUE

	Three months ended June 30		Six Months Ended June 30
(000s)	2016	2015	2016	2015
Oil sales	$32,461	$62,647	$61,483	$116,898
Less: Royalties	12,675	28,687	24,270	53,365
Oil sales, net of royalties	$19,786	$33,960	$37,213	$63,533
5. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three months ended June 30		Six Months Ended June 30
(000s)	2016	2015	2016	2015
Interest expense	$1,313	$1,354	$2,584	$2,793
Amortization of deferred financing costs	143	226	301	462
Finance costs	$1,456	$1,580	$2,885	$3,255
6. SELLING COSTS
Selling costs include transportation and marketing costs associated with the direct sale of the Company's Egyptian crude oil production to third party buyers. The Company completed two direct crude sales to third party buyers during the first six months of 2016, and three direct crude sales to third party buyers during the year ended December 31, 2015.
7. CASH AND CASH EQUIVALENTS

(000s)	June 30, 2016	December 31, 2015
Cash	$72,775	$64,139
Cash equivalents	51,533	62,771
	$124,308	$126,910

Q2-2016	23

8. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the crude oil that is held in storage as determined on a concession by concession basis.
As at June 30, 2016, the Company held 706,577 barrels of entitlement oil in inventory (December 31, 2015 - 923,106 barrels).
9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2015	$122,020
Additions	4,262
Balance at June 30, 2016	$126,282
10. PROPERTY AND EQUIPMENT

(000s)	Petroleum Properties	Other Assets	Total
Balance at December 31, 2015	$545,551	$13,957	$559,508
Additions	4,384	456	4,840
Balance at June 30, 2016	$549,935	$14,413	$564,348

Accumulated depletion, depreciation, amortization and impairment losses at	$388,954	$8,990	$397,944
December 31, 2015
Depletion, depreciation and amortization for the period	13,845	668	14,513
Balance at June 30, 2016	$402,799	$9,658	$412,457

Net Book Value
At December 31, 2015	$156,597	$4,967	$161,564
At June 30, 2016	$147,136	$4,755	$151,891
11. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at June 30, 2016, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility, under which the Company has borrowing capacity of $37.2 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at June 30, 2016 and December 31, 2015 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
12. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2015	$63,848
Fair value adjustment	2,655
Foreign exchange adjustment	4,136
Balance at June 30, 2016	$70,639
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$13.63 per common share. The debentures were not redeemable by the Company on or before March 31, 2015 other than in limited circumstances described below or in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid

24	Q2-2016

interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.04 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at June 30, 2016 the convertible debentures were trading at a price of C$94.01 for a C$100.00 par value debenture. This represents an increase of $3.61 since December 31, 2015, and as a result the Company has recognized a net expense of $2.7 million with respect to the fair value adjustment for the six months ended June 30, 2016.
13. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($8.8 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had expended $26.2 million towards meeting that commitment. The Company has received a six month extension to the initial exploration period, which now extends to May 7, 2017.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($2.0 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had expended $5.5 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($4.8 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had expended $5.2 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2016, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($9.8 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at June 30, 2016, the Company had expended $0.2 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2016.
14. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Six months ended		Year Ended
	June 30, 2016		December 31, 2015
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	72,206	$152,084	75,240	$164,006
Purchase of common shares	—	—	(3,104)	(12,221)
Stock options exercised	—	—	70	208
Share-based compensation on exercise	—	—	—	91
Balance, end of period	72,206	$152,084	72,206	$152,084
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. The NCIB, which commenced on March 31, 2015 and terminated on March 30, 2016, provided the Company the right to acquire up to 6,207,585 common shares, which was equal to 10% of the public float.
During the three and six months ended June 30, 2016, TransGlobe did not repurchase any common shares. In 2015, the Company repurchased and cancelled 3,103,792 common shares. The cost of shares repurchased (including transaction costs) was applied directly against share capital in the periods in which the respective repurchase transactions were settled.

Q2-2016	25

15. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan (the “Plan”) to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six months ended		Year Ended
	June 30, 2016		December 31, 2015
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,348	9.05	6,027	9.58
Granted	1,470	2.19	1,024	4.99
Exercised	—	—	(70)	3.64
Forfeited	(54)	11.84	(896)	9.73
Expired	(618)	13.44	(737)	8.35
Options outstanding, end of period	6,146	6.90	5,348	9.05
Options exercisable, end of period	3,621	9.12	3,075	10.75
Compensation expense of $0.8 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the six month period ended June 30, 2016 (2015 - $1.3 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the six month period ended June 30, 2016, no stock options were exercised (2015 – 70,000). The fair value related to stock options exercised in the first six months of 2015 was $0.1 million at time of grant and was transferred from contributed surplus to share capital. As at June 30, 2016 and December 31, 2015, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at June 30, 2016 are as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s, except per share amounts)	Units	Units	Units
Units outstanding, beginning of period	545	710	270
Granted	309	691	167
Exercised	(166)	—	—
Forfeited	(73)	(9)	—
Units outstanding, end of period	615	1,392	437
Compensation expense of $0.8 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings (Loss) and Comprehensive Income (Loss) and Changes in Shareholders' Equity during the six month period ended June 30, 2016 (2015 - $1.3 million) in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.

26	Q2-2016

16. PER SHARE AMOUNTS
The weighted-average number of common shares outstanding (basic and diluted) for the three and six month periods ended June 30, 2016 was 72,205,369 (2015 – 74,236,253 and 74,746,593, respectively). These outstanding share amounts were used to calculate earnings (loss) per share in the respective periods.
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2016, the Company excluded 4,676,100 and 6,145,953 stock options (2015 – 4,834,400 and 5,858,400, respectively) as their exercise price was greater than the average common share market price in the respective periods.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The convertible debentures were not dilutive for the three and six months ended June 30, 2016 or June 30, 2015.
17. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended June 30		Six months ended June 30
(000s)	2016	2015	2016	2015
Operating activities
(Increase) decrease in current assets
Accounts receivable	$6,776	$18,615	$7,303	$44,762
Prepaids and other	518	3,463	1,059	7,053
Product inventory[1]	(79)	(905)	1,744	(2,741)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(3,230)	(3,841)	(1,865)	(10,406)
	$3,985	$17,332	$8,241	$38,668
Note:
[1] The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

Investing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	1,117	7,639	2,331	(3,209)
	$1,117	$7,639	$2,331	$(3,209)

Q2-2016	27

CORPORATE INFORMATION

DIRECTORS	TRANSFER AGENT
Computershare Trust Company of Canada
Robert G. Jennings (1)	600, 530 8th Avenue S.W.
Chairman	Calgary, Alberta T2P 3S8

Ross G. Clarkson
President & CEO	LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP
Lloyd W. Herrick	Calgary, Alberta
Vice President & COO

Geoffrey C. Chase (3)	AUDITORS
Deloitte LLP
David B. Cook (1) (2)	Calgary, Alberta

Fred J. Dyment (1) (2)
EVALUATION ENGINEERS
Susan M. MacKenzie (2) (3)	DeGolyer and MacNaughton Canada Limited

G. R. (Bob) MacDougall (2) (3)
BANK
(1) Audit Committee	Sumitomo Mitsui Banking Corporation Europe Limited
(2) Compensation, Human Resources & Governance Committee	London, Great Britain
(3) Reserves, Health, Safety, Environment & Social Responsibility Committee
INVESTOR RELATIONS
Steve Langmaid
OFFICERS	Telephone: 403-444-4787
investor.relations@trans-globe.com
Ross G. Clarkson
President & Chief Executive Officer	WEBSITE
www.trans-globe.com
Lloyd W. Herrick
Vice President & Chief Operating Officer	HEAD OFFICE
2300, 250 – 5th Street S.W.
Randy C. Neely	Calgary, Alberta, Canada T2P 0R4
Vice President, Finance, Chief Financial Officer & Corporate Secretary	Telephone: (403) 264-9888
Facsimile: (403) 770-8855
Albert E. Gress
Vice President, Business Development	EGYPT OFFICE
10 Rd 261
Brett Norris	New Maadi, Cairo, Egypt
Vice President, Exploration

Marilyn A. Vrooman-Robertson
Assistant Corporate Secretary

www.trans-globe.com
TSX: TGL NASDAQ: TGA